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James Schmachtenberger

CEO at Neurohacker Collective ♦ Cognitive Enhancement ♦ Social Change ♦ Neurological Optimization

Greater San Diego Area

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Neurohacker Collective

Body Mind College

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 **500+ connections**

My internal motivator to facilitate change throughout humanity is the foundation on which I built Neurohacker Collective. As the organization's Co-Founder and CEO, I motivate, direct, and instill the culture that permeates throughout the company. Neurohacker Collective provides leading informatio...

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Experience



Co-Founder & CEO
Neurohacker Collective

Sep 2014 – Present · 4 yrs 7 mos
Greater San Diego Area

As the Co-Founder and CEO at Neurohacker Collective, I direct, motivate, and lead the organization, as well as lay its foundation for expansion. Following my introduction to the movement over ten years ago, I experienced first hand the incredible powers Neurohacking has on an individual's empathy, concentration, creativity, and overall wellbeing. Neurohacker Collective unites the best scientists with the finest resources to upgrade the Neurohacking arena and make it easily accessible for the masses.

A few years ago, we looked at the current state of Neurohacking and felt compelle... See more

 Neurohacker Collective

Founder
Mankind Cooperative

Dec 2015 – Present · 3 yrs 4 mos
Greater San Diego Area

I founded Mankind Cooperative in 2015 to provide a safe and comfortable space for people to get the medicine they require. Mankind Cooperative's staff is fully educated on all products and provides support to our 3,000 customers in choosing the right products for their needs.
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Executive Producer

Science of Weed

Jan 2010 – Present · 9 yrs 3 mos
Greater San Diego Area

Since 2010, I have championed political activism and utilized skills learned as a young
entrepreneur to raise awareness of medicinal marijuana initiatives and research through the art
of filmmaking. My first film, 'Medicinal Cannabis and It's Impact on Human Health', is currently
the #1 documentary in terms of viewership pertaining to medical marijuana.... See more

Treasurer & Spokesman

Citizens for Patients Rights

Apr 2011 – Present · 8 yrs
Greater San Diego Area

At Citizens for Patients Rights, I played a major role in raising over $250,000 to drive drug law
reformation and overturn an unpopular medical marijuana ban passed in San Diego, in addition
to placing sympathetic ballot measures.
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President

Patient Care Association of California

Jan 2012 – Dec 2012 · 12 mos
Greater San Diego Area

While serving as President of The Patient Care Association of California, I established a code of
ethics, as well as accreditation and certification programs for collective members within the
medicinal marijuana industry. These initiatives standardized practices to bring unity to an
industry traditionally comprised of isolated proprietors who lived in fear of govern... See more

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Education

Body Mind College

Holistic Health Practitioner, Alternative Health
2000 – 2002

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Founded by Maharishi Yogi the founder of transcendental meditation.

Institute for Omniology
1996 – 2000

Volunteer Experience

Fundraiser & Volunteer
Greenpeace

Greenpeace is the leading independent campaigning organization that uses peaceful protest and creative communication to expose global environmental problems and to promote solutions that are essential to a green and peaceful future.

Fundraiser & Volunteer
Human Rights Campaign

The Human Rights Campaign represents a force of more than 1.5 million members and supporters nationwide. As the largest national lesbian, gay, bisexual, transgender, and queer civil rights organization, HRC envisions a world where LGBTQ people are ensured of their basic equal rights, and can be open, honest and safe at home, at work and in the community.

Fundraiser & Volunteer
Amnesty International USA

Amnesty International is a global movement of people fighting injustice and promoting human rights. We work to protect people wherever justice, freedom, truth and dignity are denied. Currently the world's largest grassroots human rights organization, we investigate and expose abuses, educate and mobilize the public, and help transform societies to create a safer, more just world.

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